FORM 6-K, BELMONT RESOURCES INC.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended July 31, 1999.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                        ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

BELMONT RESOURCES INC.

Six Months Ended July 31, 1999

Index

                                                                        Page No.
PART I     Financial Information

Item 1     Financial Statements

           Consolidated Balance Sheets July 31, 1999 and January 31, 1999

           Statement of Operations and Deficit for three and six months ended July 31, 1999 and July 31, 1998

           Cash Flow for the three and six months ended July 31, 1999 and July 31, 1998


PART II    Supplementary Information for the Quarter ended July 31, 1999

Item 1     Deferred Exploration & Development Costs

Item 2     a) Securities Issued During the Quarter ended July 31, 1999

           b) Summary of Options Granted During the Quarter ended July 31, 1999

Item 3     a) Authorized and Issued Share Capital as at July 31, 1999

           b) Summary of Options, Warrants and Convertible Securities Outstanding as at July 31, 1999

           c) Shares in Escrow or Subject to Pooling as at July 31, 1999

           d) List of Directors as at July 31, 1999

PART III Management Discussion for the Quarter ended July 31, 1999 and up to the date of this Report

Item 1     Nature of Business

Item 2     Use of Proceeds

Item 3     Related Party Transactions

Item 4     Investor Relations Activities

Item 5     Significant Events & Transactions

           a) Acquisitions & Dispositions
           b) Material Expenditures
           c)  News  Releases  &  Material  Change  Reports
           d) Breaches of Corporate, Securities or other laws, or of an Issuer's Listing Agreement with the Vancouver Stock Exchange
           e) Regulatory Approval
           f) Working Capital
           g) General

BELMONT RESOURCES INC.
----------------------

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Belmont Resources Inc. for the three and six months ended July 31, 1999.

For further information, please contact:

Gary Musil
Secretary/Director

(604) 683-6648

email: gmusil@direct.ca
website: www.belmont-resources.com

Stock Symbols:

VSE ("BEO")
OTC B-B ("BEOVF")

BELMONT RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS(UNAUDITED)
(IN CANADIAN DOLLARS)

                                                        As at          As at
                                                       July 31,     January 31,
                                                         1999           1999
                                                    -------------   ------------
ASSETS

CURRENT ASSETS
    Cash and short-term investments                    $ 90,005      $  229,809
    Accounts receivable                                  17,597          17,436
    Marketable securities                             3,437,100       3,437,100
    Deferred income taxes                                     0               0
    Prepaid expenses                                      5,809           3,486
                                                      ---------       ---------
                                                      3,550,511       3,687,831

INVESTMENTS IN SECURITIES                             2,291,400       2,291,400
RESOURCE PROPERTIES                                   5,460,749       5,339,126
ADVANCES                                                 55,000          55,000
CAPITAL ASSETS                                          222,382         222,382
                                                     ----------      ----------
                                                    $11,580,042     $11,595,739
                                                     ----------      ----------
                                                     ----------      ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities            $56,240         $45,744
    Future income taxes                                 568,603         568,603
                                                     ----------      ----------
                                                        624,843         614,347
                                                     ----------      ----------

DUE TO SHAREHOLDERS                                         220             220
                                                     ----------      ----------
NON-CONTROLLING INTEREST                                  8,673           8,673
                                                     ----------      ----------
FUTURE INCOME TAXES                                     539,837         539,837
                                                     ----------      ----------

SHAREHOLDERS' EQUITY
    Share Capital                                    13,605,665      13,520,425
    Deficit                                          (3,199,196)     (3,087,763)
                                                     ----------      ----------
                                                     10,406,469      10,432,662
                                                     ----------      ----------
                                                    $11,580,042     $11,595,739

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN CANADIAN DOLLARS)

                                        Three months ended            Six months ended
                                             July 31                      July 31
                                      1999            1998          1999            1998
                                    ---------      ---------      ---------      ---------
Expenses
   Operating                                0              0              0              0
   Corporate administration            61,853         57,184        111,850        119,892
                                    ---------      ---------      ---------      ---------
                                       61,853         57,184        111,850        119,892
                                    ---------      ---------      ---------      ---------

Earnings (loss) from operations       (61,853)       (57,184)      (111,850)      (119,892)
                                    ---------      ---------      ---------      ---------

Other income (expense)
   Interest and other income                0          4,213            417          9,047
   Loss on marketable securities            0              0              0              0
   Provision for decline in value
     of marketable securities               0              0              0              0
                                    ---------      ---------      ---------      ---------
                                            0          4,213            417          9,047
                                    ---------      ---------      ---------      ---------

Earnings (loss) before taxes          (61,853)       (52,971)      (111,433)      (110,845)
                                    ---------      ---------      ---------      ---------
Earnings (loss) for the period        (61,853)       (52,971)      (111,433)      (110,845)
                                    ---------      ---------      ---------      ---------
                                    ---------      ---------      ---------      ---------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN CANADIAN DOLLARS)

                                        Three months ended            Six months ended
                                             July 31                      July 31
                                      1999            1998          1999            1998
                                    ---------      ---------      ---------      ---------
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period     $(61,853)      $(52,971)     $(111,433)     $(110,845)
  Items not affecting cash
    Depreciation and depletion                                            0              0
  Loss on marketable securities,
    net of tax provision                                                  0              0
  Provision for decline in value
    of marketable securities                                              0              0
  Deferred taxes                                                          0              0
  Other                                                                   0              0

Change in non-cash operating
     working capital
  Accounts receivable                     391         (6,441)          (161)        (7,471)
  Prepaid expenses                     (2,431)       (54,456)        (2,323)       (48,494)
  Accounts payable                      8,096        (53,577)        10,496        (33,688)
                                    ---------      ---------      ---------      ---------
 Net cash provided by (used in)
  operating activities               (55,797)      (167,445)      (103,421)      (200,498)

Investing activities
   Mining property expenditures       (27,500)       (10,195)      (121,623)       (15,156)
   Oil & gas project expenditures           0        (58,081)             0       (122,256)
                                    ---------      ---------      ---------      ---------
Net cash used in
 investing activities                (27,500)       (68,276)      (121,623)      (137,412)
                                    ---------      ---------      ---------      ---------

Financing activities
   Issue of capital stock, net         27,500        117,600         85,240        117,600
                                    ---------      ---------      ---------      ---------
Net cash provided by financing
 activities                            27,500        117,600         85,240        117,600
                                    ---------      ---------      ---------      ---------

Increase (decrease) in cash and
   short-term investments             (55,797)      (118,121)      (139,804)      (220,310)
Cash and short-term investments
   at beginning of period             145,802        535,334        229,802        637,523
                                    ---------      ---------      ---------      ---------

Cash and short-term investments
   at end of period                   $90,005       $417,213        $90,005       $417,213
                                    ---------      ---------      ---------      ---------
                                    ---------      ---------      ---------      ---------

PART II  SUPPLEMENTARY INFORMATION FOR THE QUARTER ENDED JULY 31, 1999

Item 1
DEFERRED EXPLORATION & DEVELOPMENT COSTS AND TRANSACTIONS DURING THE QUARTER ENDED JULY 31, 1999 AND CURRENT FISCAL YEAR-TO-DATE:

Deferred exploration & development - Costs are related to work on the Pezinok gold/antimony mineral property, and the Lac Rocher nickel/cobalt property.


Item 2
a) SECURITIES ISSUED DURING THE QUARTER ENDED JULY 31, 1999:

Date of     Type of                            No. of            Price      Total         Type of
Issue       Security    Type of Issue          Shares Issued     Share      Proceeds      Consideration
--------    --------    -----------------      -------------     ------     --------      -------------
May 12      Common      Property Acquisition       50,000         $0.50      $25,000      Assets

May 12      Common      Finder's Fee                5,000         $0.50       $2,500      Services


b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JULY 31, 1999:

Date Granted     No. of Shares    Director or Employee    Exercise   Expiry Date
                                                           Price
------------     -------------    --------------------    --------   -----------
NIL              NIL


Item 3
a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JULY 31, 1999:

   The Company has authorized share capital of 50,000,000 common shares with no par value.

   The Company has issued and allotted shares of its capital stock totaling 19,764,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JULY 31, 1999:

Security         Number      Exercise Price      Expiry Date
--------         -------     ---------------     ------------
Options            5,000          $0.56          August 6, 1999
Options          889,000          $0.56          February 24, 2000


c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 1999:

Common shares in escrow - NIL

d) LIST OF DIRECTORS AS AT JULY 31, 1999:

Vojtech Agyagos          President/Director
Gary Musil               Secretary/Director
Kenneth B. Liebscher     Director
Peter P.H. John          Director
Nicolo Bellanca          Director
Peter E. Serck           Director

PART III MANAGEMENT DISCUSSION FOR THE QUARTER ENDED JULY 31, 1999 AND UP TO THE DATE OF THIS REPORT

Management's Discussion and Analysis of Financial Condition and
Results of Operations

For the six months ended July 31, 1999
(Unaudited)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report and in the Registration Statement Form 20 F/R filed by the Company with the Securities and Exchange Commission.

All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Belmont Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Belmont expectations are disclosed under the heading "Risk Factors" and elsewhere in Belmont documents filed from time to time with the Vancouver Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Item 1 - Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950 acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec where a recent nickel/cobalt discovery was announced.

Item 2 - Use of Proceeds:

During the quarter (year to date) the Company received nil ($30,240) through the exercise of incentive stock options.

Item 3 - Related Party Transactions:

During the quarter (year to date) the following transactions took place with related parties:

(i) Management fees totaling $13,500 ($27,000) were accrued/paid to an officer/director.
(ii) The Company incurred $13,200 ($28,400) in office administrative services with a company controlled by a director.
(iii) Office rent totaling $4,500 ($9,000) was paid to a company managed by a director.

Item 4 - Investor Relations Activities:

There were no new investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Item 5 - Significant Events & Transactions:

(a)  Acquisitions & Dispositions:

See section (c) following - May 13, 1999 news releases.

(b)  Material Expenditures:

The major increases were: Wages & Administrative services $36,838 in 1999 ($33,704 in 1998). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC") and the year-end audited financials. Overall operating costs decreased 6.7% ($8,042) less than 1998. The Company incurred $122,000 in costs relating to the acquisition of the Maseva Gas interest in a 209,950 acre concession area in eastern Slovakia during the first two quarters last year, however nil during 1999 as the interest has since been sold to EuroGas, Inc. The Company did incur approx. $115,000 in costs (shares issued, property cash payments and report preparation) related to the acquisition of the Lac Rocher area prospect during the first half of 1999.

(c)  News Releases & Material Change Reports:

May 13, 1999 - Belmont has issued the second and last tranche of 50,000 shares as consideration for the 67 contiguous mineral claims located in Lac Rocher, Quebec. The final finder's fee of 5,000 shares was also issued. This completes the cash and share consideration for this property acquisition. The shares have a hold period expiring July 5, 1999.

Belmont has received confirmation from the Quebec Mining Exploration Assistance Program that their application for financial assistance will be reviewed in May. A report has been completed on the property, which outlines an exploration program for these claims in 1999.


(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Vancouver Stock Exchange:

None

(e)  Regulatory Approval:

The Company engaged an U.S. legal firm to assist in preparing its annual 20-F filing with the SEC to maintain its fully reporting company status. This was completed August 3/99 and filed electronically through EDGAR. Copies can be obtained from the Company upon request or can be reviewed on the SEC website at www.sec.gov in the EDGAR Archives.


(f)  Working Capital:

Quarter ending working capital is in excess of $60,000 not including the Investment is Securities relating to the value of EuroGas securities that will be available for resale before year-end. The Company is actively pursuing and negotiating other acquisitions in Eastern Europe.

(g)  General:


(i) The Company has completed the transaction with EuroGas, Inc. ("EUGS") and has received 2,500,000 shares of EUGS.

(ii) On May 26, 1999 the Company filed Notice of its upcoming Annual General Meeting ("AGM") to be held July 21, 1999 at 10:30 a.m.

(iii) On July 21, 1999 the Company completed its AGM and received approval for all matters presented at the meeting.

(iv)  Uncertainty  Due  to  the  Year  2000  Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 are 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure, which could affect a Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company has been evaluating the potential impact of Year 2000 issues on its operations and taking appropriate action to ensure uninterrupted operations into the year 2000 and beyond. Year 2000 issues primarily affect the technology used by the Company in the management of internal financial data in business applications. All internal business systems use purchased software that is Year 2000 compliant with any required upgrades to be completed by October 1999. In some situations, Year 2000 risk has been assessed as a result of third party relationships, particularly in relation to electronic communication with news disseminators. In these instances the Company is communicating with the vendors to ensure that no interruptions will occur that will affect the operations of the Company.




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Belmont Resources Inc.
 -------------------------------
 (Registrant)

Date     October 7, 1999
        -------------------------


By        /s/ Gary Musil
------------------------------
Secretary/Director